JPMORGAN CHASE & CO.

383 Madison Avenue

New York, New York 10179

JPMORGAN CHASE FINANCIAL COMPANY LLC

383 Madison Avenue, Floor 5

New York, New York 10179

April 11, 2023

VIA EDGAR

Re:	JPMorgan Chase & Co.

JPMorgan Chase Financial Company LLC

Registration Statement on Form S-3

File Nos. 333-270004 and 333-270004-01

Ms. Madeleine Mateo

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Mateo:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File Nos. 333-270004 and 333-270004-01), of JPMorgan Chase & Co. (“JPMorgan Chase”) and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 13, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Hui Lin at (212) 455-7862.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Scott L. Nearing
Name:	Scott L. Nearing
Title:	Assistant Corporate Secretary

JPMorgan Chase Financial Company LLC

By:	/s/ Patrick Dempsey
Name:	Patrick Dempsey
Title:	Treasurer & Managing Director